FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2008 Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices:.......................................................926 West Sprague Avenue
Suite 200
Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes __ No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 Material Change Report and News Release November 24, 2008

Gold Reserve Announces Completion of Previously Announced Equipment Sale

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project or the Choco 5 exploration project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-

looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.
(Registrant)

By:	s/ Robert A. McGuinness
Vice President – Finance & CFO
November 24, 2008

Exhibit Index

The following is filed as an exhibit to this Form 6-K:

Exhibit
Number	Description
99.1	Material Change Report and News Release

Exhibit 99.1 Material Change Report and News Release

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company: Gold Reserve Inc. 926 W. Sprague Ave. Suite 200 Spokane, Washington 99201 U.S.A. Item 2 - Date of Material Change:

November 21, 2008

Item 3 – News Releases:

                The attached news release was disseminated over CNW Group's newswire on November 24, 2008.

Item 4 – Summary of Material Change:

                Gold Reserve Inc. (TSX:GRZ – AMEX:GRZ) has closed the previously announced sale of certain equipment for the Company's Brisas project.

Item 5 – Full Description of Material Change:

                The material change is fully described in the attached November 24, 2008 news release.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

                Executive officer of the Corporation who is knowledgeable about the material change: A. Douglas Belanger, President, (509) 623-1500.

Item 9 – Date of Report:

November 24, 2008.

NR-08-11

GOLD RESERVE ANNOUNCES COMPLETION OF PREVIOUSLY ANNOUNCED EQUIPMENT SALE

SPOKANE, WASHINGTON November 24, 2008

Gold Reserve Inc. (TSX:GRZ – AMEX:GRZ) reported today that it has closed the October 10, 2008 announced equipment sale for certain equipment manufactured for the Company’s Brisas Project. The Company will recover approximately $19 million of progress payments and the purchaser will assume the Company’s remaining payment obligations related to the equipment of approximately $22 million.

Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela. For the Company’s periodic TSX (SEDAR) or SEC (Edgar) filings please visit our website at www.goldreserveinc.com under the Investor Relations section.

On Behalf of the Board of Directors

Gold Reserve Inc.
A Douglas Belanger, President

FOR FURTHER INFORMATION:
Internet – www.goldreserveinc.com

Investor Information
Rubenstein Investor Relations
Tim Clemensen
212-843-9337
tclemensen@rubensteinir.com

Company Contact
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634